UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 13F

FORM 13F Cover Page

Report for the Calendar Year or Quarter Ended September 30, 2007

Check here if Amendment: |_|; Amendment Number: ____

This Amendment (Check only one): |_| is a restatement
                                   |_| adds new holding entries.

Institutional Manager Filing this Report:

Name: TIG Advisors, LLC

Address: 535 Madison Avenue, 37th Floor
          New York, New York 10022

13F File Number:

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Ron Kashden
Title: Chief Financial Officer
Phone: (212) 396-8761

Signature, Place and Date of Signing:

/s/ Ron Kashden   New York, New York   November 13, 2007
-------------------   -----------------   -------------------
    [Signature]   [City, State]   [Date]

<PAGE>

Report Type: (Check only one):

[X]   13F HOLDINGS REPORT. (Check here if all holdings of this reporting
         manager are reported in this report).

[ ]   13F NOTICE. (Check here if no holdings reported are in this report,
         and all holdings are reported by other reporting managers(s).)

[ ]   13F COMBINATION REPORT. (Check here if a portion of the holdings for
         this reporting manager are reported in this report and a portion are
         reported by other reporting manager(s).)

List of Other Managers Reporting for this Manager: NONE

<PAGE>

Form 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 118

Form 13F Information Table Value Total: $472,795
                                  (thousands)

List of Other Included Managers: None

Provide a numbered list of the name(s) and Form 13F file number(s) of all
institutional investment managers with respect to which this report is filed,
other than the manager filing this report.

<PAGE>

<TABLE>

FORM 13F INFORMATION TABLE

COL 1	COL 2	COL 3	COL 4	COL 5			COL 6	COL 7	COL 8
			MARKET						
NAME OF SECURITY	TITLE OF	CUSIP	VALUE	SHARES OR	SH/	PUT/	INVESTMENT	OTHER	VOTING AUTHORITY
	CLASS	NUMBER	(X000)	PRN AMT	PRN	CALL	DISCRETION	MANAGERS	SOLE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
ABN AMRO HLDG NV	SPONSORED ADR	000937102	10,542	200,800	SH		SOLE	NONE	200,800
AGNICO EAGLE MINES LTD	COM	008474108	697	14,000	SH		SOLE	NONE	14,000
ALCAN INC	COM	013716105	13,598	135,868	SH		SOLE	NONE	135,868
ALCOA INC	COM	013817101	4,832	123,517	SH		SOLE	NONE	123,517
ALCOA INC	COM	013817101	782	20,000	SH	CALL	SOLE	NONE	20,000
ALLIANCE DATA SYSTEMS CORP	COM	018581108	5,274	68,100	SH		SOLE	NONE	68,100
ALLTEL CORP	COM	020039103	4,181	60,000	SH		SOLE	NONE	60,000
AMAZON COM INC	COM	023135106	932	10,000	SH	PUT	SOLE	NONE	10,000
ANADIGICS INC	COM	032515108	10,848	600,000	SH		SOLE	NONE	600,000
APEX SILVER MINES LTD	ORD	G04074103	195	10,000	SH		SOLE	NONE	10,000
APEX SILVER MINES LTD	NOTE 4.000% 9/1	G04074103	489	500,000	PRN		SOLE	NONE	500,000
ARCHSTONE SMITH TR	COM	039583109	18,435	306,543	SH		SOLE	NONE	306,543
ASE TEST LTD	ORD	Y02516105	2,392	166,425	SH		SOLE	NONE	166,425
AUTHORIZE NET HLDGS INC	COM	052686102	9,549	541,611	SH		SOLE	NONE	541,611
AVAYA INC	COM	053499109	8,336	491,499	SH		SOLE	NONE	491,499
AVAYA INC	COM	053499109	509	30,000	SH	PUT	SOLE	NONE	30,000
BANK OF AMERICA CORPORATION	COM	060505104	1,759	35,000	SH	PUT	SOLE	NONE	35,000
BARRICK GOLD CORP	COM	067901108	403	10,000	SH	PUT	SOLE	NONE	10,000
BCE INC	COM NEW	05534B760	7,061	176,300	SH		SOLE	NONE	176,300
BOWATER INC	COM	102183100	298	20,000	SH		SOLE	NONE	20,000
CERIDIAN CORP NEW	COM	156779100	4,781	137,629	SH		SOLE	NONE	137,629
CHECKFREE CORP NEW	COM	162813109	8,712	187,192	SH		SOLE	NONE	187,192
CHINA LIFE INS CO LTD	SPON ADR REP H	16939P106	431	5,000	SH	PUT	SOLE	NONE	5,000
CLEAR CHANNEL COMMUNICATIONS	COM	184502102	9,082	242,578	SH		SOLE	NONE	242,578
CLEAR CHANNEL COMMUNICATIONS	COM	184502102	4,538	121,200	SH	PUT	SOLE	NONE	121,200
SELECT SECTOR SPDR TR	SBI CONS STPLS	81369Y308	1,399	50,000	SH	PUT	SOLE	NONE	50,000
COVAD COMMUNICATIONS GROUP I	DBCV 3.000% 3/1	222814AR6	442	500,000	PRN		SOLE	NONE	500,000
CURRENCYSHS JAPANESE YEN TR	JAPANESE YEN	23130A102	1,305	15,000	SH		SOLE	NONE	15,000
CYTYC CORP	COM	232946103	9,654	202,605	SH		SOLE	NONE	202,605
DADE BEHRING HLDGS INC	COM	23342J206	8,886	116,382	SH		SOLE	NONE	116,382
DENISON MINES CORP	COM	248356107	393	35,000	SH		SOLE	NONE	35,000
DIAMONDS TR	UNIT SER 1	252787106	11,113	80,000	SH	PUT	SOLE	NONE	80,000
BAUER EDDIE HLDGS INC	COM	071625107	387	45,000	SH		SOLE	NONE	45,000
EQUITY INNS INC	COM	294703103	6,250	276,800	SH		SOLE	NONE	276,800
EVERGREEN SOLAR INC	COM	30033R108	179	20,000	SH		SOLE	NONE	20,000
EVERGREEN SOLAR INC	NOTE 4.375% 7/0	30033RAB4	663	500,000	PRN		SOLE	NONE	500,000
SELECT SECTOR SPDR TR	SBI INT-FINL	81369Y605	1,201	35,000	SH	PUT	SOLE	NONE	35,000
FINISH LINE INC	CL A	317923100	342	78,818	SH		SOLE	NONE	78,818
FIRST DATA CORP	COM	319963104	340	10,000	SH	PUT	SOLE	NONE	10,000
FLORIDA ROCK INDS INC	COM	341140101	4,036	64,593	SH		SOLE	NONE	64,593
FOXHOLLOW TECHNOLOGIES INC	COM	35166A103	6,228	235,892	SH		SOLE	NONE	235,892
GARMIN LTD	ORD	G37260109	2,090	17,500	SH	PUT	SOLE	NONE	17,500
GATEWAY INC	NOTE 2.000% 12/3	367626AD0	2,461	2,500,000	PRN		SOLE	NONE	2,500,000
GENESCO INC	COM	371532102	2,864	62,095	SH		SOLE	NONE	62,095
GUITAR CTR MGMT INC	COM	402040109	12,793	215,733	SH		SOLE	NONE	215,733
GUITAR CTR MGMT INC	COM	402040109	2,372	40,000	SH	PUT	SOLE	NONE	40,000
HARMAN INTL INDS INC	COM	413086109	5,532	63,941	SH		SOLE	NONE	63,941
HARMAN INTL INDS INC	COM	413086109	1,038	12,000	SH	PUT	SOLE	NONE	12,000
HOME SOLUTIONS AMER INC	COM	437355100	910	268,500	SH	PUT	SOLE	NONE	268,500
HYTHIAM INC	COM	44919F104	3,367	455,000	SH		SOLE	NONE	455,000
IMMERSION CORP	COM	452521107	410	25,000	SH		SOLE	NONE	25,000
IPCS INC	COM NEW	44980Y305	455	13,222	SH		SOLE	NONE	13,222

ISHARES INC	MSCI CDA INDEX	464286509	655	20,000	SH	PUT	SOLE	NONE	20,000
ISHARES INC	MSCI HONG KONG	464286871	946	45,000	SH	PUT	SOLE	NONE	45,000
ISHARES INC	MSCI S KOREA	464286772	1,191	17,500	SH	PUT	SOLE	NONE	17,500
ISHARES TR	MSCI EMERG MKT	464287234	523	3,500	SH		SOLE	NONE	3,500
ISHARES TR	MSCI EMERG MKT	464287234	747	5,000	SH	PUT	SOLE	NONE	5,000
ISHARES TR	RUSSELL 2000	464287655	1,201	15,000	SH		SOLE	NONE	15,000
ISHARES TR	RUSSELL 2000	464287655	4,802	60,000	SH	PUT	SOLE	NONE	60,000
ISHARES TR	MSCI EAFE IDX	464287465	826	10,000	SH	PUT	SOLE	NONE	10,000
KINROSS GOLD CORP	COM NO PAR	496902404	599	40,000	SH		SOLE	NONE	40,000
KYPHON INC	COM	501577100	5,077	72,527	SH		SOLE	NONE	72,527
LAIDLAW INTL INC	COM	50730R102	6,068	172,300	SH		SOLE	NONE	172,300
LEAP WIRELESS INTL INC	COM NEW	521863308	820	10,074	SH		SOLE	NONE	10,074
LEAPFROG ENTERPRISES INC	CL A	52186N106	5,460	661,830	SH		SOLE	NONE	661,830
LEVEL 3 COMMUNICATIONS INC	COM	52729N100	256	55,000	SH		SOLE	NONE	55,000
LUNDIN MINING CORP	COM	550372106	194	15,134	SH		SOLE	NONE	15,134
LYONDELL CHEMICAL CO	COM	552078107	9,391	202,600	SH		SOLE	NONE	202,600
MANOR CARE INC NEW	COM	564055101	5,626	87,353	SH		SOLE	NONE	87,353
SELECT SECTOR SPDR TR	SBI MATERIALS	81369Y100	842	20,000	SH	PUT	SOLE	NONE	20,000
MEMC ELECTR MATLS INC	COM	552715104	1,030	17,500	SH	CALL	SOLE	NONE	17,500
MERIDIAN GOLD INC	COM	589975101	7,130	215,400	SH		SOLE	NONE	215,400
MERRILL LYNCH & CO INC	COM	590188108	1,426	20,000	SH	PUT	SOLE	NONE	20,000
MIDDLEBY CORP	COM	596278101	11,617	180,000	SH		SOLE	NONE	180,000
MIDWAY GAMES INC	NOTE 6.000% 9/3	598148AB0	2,082	2,200,000	PRN		SOLE	NONE	2,200,000
MIDWEST AIR GROUP INC	COM	597911106	11,148	677,676	SH		SOLE	NONE	677,676
MIRANT CORP NEW	COM	60467R100	610	15,000	SH	CALL	SOLE	NONE	15,000
MORTONS RESTAURANT GRP INC N	COM	619430101	7,950	500,000	SH		SOLE	NONE	500,000
NABORS INDS INC	NOTE 6/1	629568AL0	520	500,000	PRN		SOLE	NONE	500,000
NABORS INDUSTRIES LTD	SHS	G6359F103	1,077	35,000	SH		SOLE	NONE	35,000
NABORS INDUSTRIES LTD	SHS	G6359F103	1,231	40,000	SH	CALL	SOLE	NONE	40,000
NEXCEN BRANDS INC	COM	653351106	11,760	1,750,000	SH		SOLE	NONE	1,750,000
NEXEN INC	COM	65334H102	764	25,000	SH		SOLE	NONE	25,000
NEXEN INC	COM	65334H102	305	10,000	SH	CALL	SOLE	NONE	10,000
NORTHERN ORION RES INC	COM	665575106	2,742	426,500	SH		SOLE	NONE	426,500
NOVA CHEMICALS CORP	COM	66977W109	510	13,200	SH		SOLE	NONE	13,200
NYMEX HOLDINGS INC	COM	62948N104	3,189	24,500	SH		SOLE	NONE	24,500
OIL SVC HOLDRS TR	DEPOSTRY RCPT	678002106	1,918	10,000	SH	PUT	SOLE	NONE	10,000
OMNIVISION TECHNOLOGIES INC	COM	682128103	18,184	800,000	SH		SOLE	NONE	800,000
PARAMETRIC TECHNOLOGY CORP	COM NEW	699173209	10,452	600,000	SH		SOLE	NONE	600,000
PLAYTEX PRODS INC	COM	72813P100	6,730	368,175	SH		SOLE	NONE	368,175
POWERSHARES QQQ TRUST	UNIT SER 1	73935A104	206	4,000	SH		SOLE	NONE	4,000
POWERSHARES QQQ TRUST	UNIT SER 1	73935A104	6,169	120,000	SH	PUT	SOLE	NONE	120,000
PRG-SCHULTZ INTERNATIONAL IN	COM NEW	69357C503	272	20,000	SH		SOLE	NONE	20,000
PRIDE INTL INC DEL	NOTE 3.250% 5/0	74153QAD4	728	500,000	PRN		SOLE	NONE	500,000
RETAIL HLDRS TR	DEP RCPT	76127U101	3,005	30,000	SH	PUT	SOLE	NONE	30,000
RIO TINTO PLC	SPONSORED ADR	767204100	1,074	3,128	SH		SOLE	NONE	3,128
ROWAN COS INC	COM	779382100	1,646	45,000	SH	CALL	SOLE	NONE	45,000
SPDR TR	UNIT SER 1	78462F103	5,341	35,000	SH	PUT	SOLE	NONE	35,000
SEPRACOR INC	NOTE 10/1	817315AW4	2,674	3,000,000	PRN		SOLE	NONE	3,000,000
SLM CORP	COM	78442P106	8,210	165,300	SH		SOLE	NONE	165,300
SLM CORP	COM	78442P106	4,173	84,000	SH	PUT	SOLE	NONE	84,000
SOLECTRON CORP	COM	834182107	3,912	1,003,000	SH		SOLE	NONE	1,003,000
SPRINT NEXTEL CORP	COM FON	852061100	475	25,000	SH	CALL	SOLE	NONE	25,000
STATION CASINOS INC	COM	857689103	3,062	35,000	SH		SOLE	NONE	35,000
SUNCOR ENERGY INC	COM	867229106	474	5,000	SH	PUT	SOLE	NONE	5,000
TURBOCHEF TECHNOLOGIES INC	COM NEW	900006206	17,304	1,310,926	SH		SOLE	NONE	1,310,926
TXU CORP	COM	873168108	15,154	221,330	SH		SOLE	NONE	221,330
U S XPRESS ENTERPRISES INC	CL A	90338N103	4,350	220,165	SH		SOLE	NONE	220,165
UNITED ONLINE INC	COM	911268100	375	25,000	SH		SOLE	NONE	25,000
UNITED RENTALS INC	COM	911363109	7,666	238,300	SH		SOLE	NONE	238,300
UNITED RENTALS INC	COM	911363109	724	22,500	SH	PUT	SOLE	NONE	22,500
USEC INC	COM	90333E108	359	35,000	SH	CALL	SOLE	NONE	35,000
VENTANA MED SYS INC	COM	92276H106	10,928	127,204	SH		SOLE	NONE	127,204
VIRGIN MEDIA INC	COM	92769L101	4,331	178,461	SH		SOLE	NONE	178,461

WILLIAMS SONOMA INC	COM	969904101	978	30,000	SH	PUT	SOLE	NONE	30,000
XM SATELLITE RADIO HLDGS INC	CL A	983759101	5,494	387,700	SH		SOLE	NONE	387,700
ZILOG INC	COM PAR $0.01	989524301	346	95,000	SH		SOLE	NONE	95,000
				472,795					

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